17 Education & Technology Group Inc. Announces Appointment of Chief Financial Officer

BEIJING, March 24, 2026 (GLOBE NEWSWIRE) -- 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced that Ms. Sishi Zhou has been formally appointed as the Chief Financial Officer of the Company, effective immediately. Since assuming the role of Acting Chief Financial Officer in June 2025, Ms. Zhou has played a pivotal role in driving the Company’s key strategic initiatives through rigorous financial analysis and disciplined resource allocation, demonstrating exceptional leadership and financial acumen.

Ms. Sishi Zhou joined the Company in December 2020 and was appointed as the Company’s Acting Chief Financial Officer in June 2025. She is primarily responsible for the overall financial operations of the Company, including financial reporting, business analysis, budgeting, compliance, treasury, and taxation. She also leads the strategy department of the Company to manage strategic planning and key corporate initiatives. Prior to joining the Company, Ms. Zhou held multiple advisory positions in strategic finance at Shell plc (China), and served as Senior Finance Manager in multiple organizations as well as Senior Auditor at PwC Zhong Tian CPAs LLP. Ms. Zhou received her dual bachelor’s degrees in accounting and law from Tsinghua University in 2011 and her MBA from Peking University’s Guanghua School of Management in 2023.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.
Ms. Lara Zhao
Investor Relations Manager
E-mail: ir@17zuoye.com